December 11, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 4561

Attn: Stephen G. Krikorian, Accounting Branch Chief

Re:                            Digital River, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Form 10-Qs for Fiscal Quarters Ended June 30, 2012 and September 30, 2012

Filed August 8, 2012 and November 7, 2012

File No. 000-24643

Dear Mr. Krikorian:

On behalf of Digital River, Inc., a Delaware corporation (the “Company”), I am writing in response to your comment letter dated November 27, 2012 (the “Comment Letter”) regarding the Company’s disclosures in its filings identified above.

Per my conversation with Ms. Tamara Tangen this afternoon, the Company will file its response to the Staff’s comments by December 17, 2012.

Please direct any further questions or comments concerning this response letter to me at (612) 260-3050.

Sincerely,

DIGITAL RIVER, INC.

By:	/s/ Kevin L. Crudden
Kevin L. Crudden, Esq.
Vice President and General Counsel

cc:	Tamara Tangen, Securities and Exchange Commission
Thomas M. Donnelly, President, Digital River, Inc.
Stefan B. Schulz, Chief Financial Officer, Digital River, Inc.